Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
Important Information For Investors And Stockholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. In connection with the proposed transaction, UAL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about UAL and Continental (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation may also be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
     All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

The following was posted on “Jeff’s Journal” in the Continental Airlines intranet web site on August 19, 2010:
So what changes the day we merge?
Not much, if what you mean is the “legal” merger. There are really three stages to the merger. First is the legal merger, which we expect will occur in the fourth quarter of this year. This merger stage cannot be completed until we get regulatory and stockholder approval. Second is “Customer Day One”, which we expect to occur next spring. And third is the operational merger, when we obtain a single operating certificate from the FAA, which will take at least a year after the legal merger.
Legal Merger
On the day we legally merge, Continental Airlines and United Airlines will become subsidiaries of a holding company called United Continental Holdings, Inc., and our stockholders will own shares in that holding company. The two airlines will share common management as of the day of the legal merger, and we will all become part of the same team, working across two companies. However, Continental and United will continue to operate as separate airlines until we receive a single operating certificate from the FAA.
Although it is a big deal to do the legal merger, from the customer’s point of view, nothing much will have happened. A Continental customer will check in on continental.com, will still need to go to a Continental agent to check a bag, and will still go to a Continental gate and board a Continental aircraft maintained by Continental technicians, flown by Continental pilots and crewed by Continental flight attendants. A United customer will similarly be dealing with United, just like before the legal merger.
Customers may be confused because the news will be talking about how Continental and United have merged. So, on the day we legally merge, we will have additional wayfinding signage and co-workers at airports to help any customers who are confused, as some customers will think that the legal merger is the same thing as Customer Day One or the operational merger. We will of course want all of our co-workers to be as helpful as possible to United customers who might be confused by the legal merger, just as United co-workers will be as helpful as they can be to Continental customers.
Most things won’t change for you on the legal closing day, either. You’ll still get your paycheck from the same place and you’ll report to work as normal. Those things will change gradually over time, and we’ll communicate with you about those changes in advance. A few things will change for you on the day we merge. For example, all co-workers at UA and CO will receive joint employee communications, such as a daily newsletter.
We’ll put out a more comprehensive bulletin to you soon about what to expect and how to help our customers when the legal merger happens.
Customer Day One
Behind the scenes, many people will be working hard on information technology and branding projects so that we can launch the second stage of the merger, which we call “Customer Day One,” sometime next spring. To launch Customer Day One, our Res systems will need to talk to one another, our kiosks will need to be able to check in each others’ passengers, our frequent flyer systems will need to offer upgrade, credit and redemption opportunities, our websites will need to be able to handle each others’ products and services, our airports will need to be re-branded, and scores of other systems will need to function together. Moreover, our co-workers will need to be trained to make sure that we can appropriately service all of our customers from and after Customer Day One.
Although it will take a couple of years for all of our systems to be transformed so that we function as one airline, our first area of focus will be on making changes that will permit us to handle customers in a seamless and efficient manner, to bring as many benefits to customers as quickly as we can. When we are in a position to handle each others’ customers seamlessly and professionally, we will launch Customer Day One, and we’ll have plenty of fanfare around that date.
Operational Merger
The third and final stage of the merger will be when we receive a single operating certificate from the FAA and can operate as a single carrier, with common manuals, maintenance procedures, safety training, etc. Our goal is to train our co-workers, create a unified team and, for unionized employees, have joint collective bargaining agreements done as well, all by the time we receive our single operating certificate. When that’s done, then all our pilots can fly the combined carrier’s aircraft, all our technicians can maintain them, all our flight attendants can crew them, and we will be operating as a single carrier. When we accomplish this and we will be well along in our journey, creating the world’s leading airline.